Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: November 1, 2016

 Micro Focus Overview

 Micro Focus  $1.4bn  Offices Worldwide  20,000+  Customers  Annual Revenue  5,000+  Partners  80+  4,500+  Employees  2

 Everything is organised to help us do this:Our systemsThe way we interact with customers and partnersHow we deliver consulting servicesWe aim to provide investors with a sustainable return of between 15% to 20% per annumIn doing so we need to be building a company with sustainable prospects for the ‘long’ term!  We Are a Software CompanyWe Make Software, We Sell Software and We Support Software                            3

 Micro Focus helps its customers to innovate faster with lower riskWe enable them to embrace new technology while building on what already works. We call this bridging the old and the new    4

An Evolutionary Journey Resulting in Great Complexity - all in the last 35 years!


AJAX
UNIX
Public Cloud
Private Cloud
z / OS
PL / I
COBOL
CICS
IMS
COBOL
Java
MICRO FOCUS
eclipse
ORACLE
SUSE
SAP
Microsoft
amazon
Google
.NET
Novell
IBM
Microsoft Azure
Visual Studio
Windows
Internet
of
Things
(IoT)

5

MICRO FOCUS

Portfolio positioning and approach in context of the software industry

Product lifecycle



Area of primary Micro Focus focus
Potential change in trajectory (return to growth)
Reduce rates of decline
"Me too" models
New tech models
Introduction
Growth
Maturity
Decline

Introduction / Growth	Maturity / Decline
Nature of software • Innovative and often disruptive technologies • High capex and R&D • User base rapidly expanding, products repeatedly enhanced **Investment strategy and valuation** • Investing in growth = valuation and returns • Rich valuations	**Nature of software** • Infrastructure software: embedded products with high switching costs • Limited growth capex • Margin expansion and efficiency opportunities **Investment strategy and valuation** • Returns driven by maximizing cash flow • Lower valuations

Software company leading consolidation in the mature infrastructure software market to win through operational efficiency and scale

6

 Portfolio positioning and approach in context of the software industry (cont’d)  Micro Focus specialises in managing mature infrastructure software assets which have been delivering value to significant numbers of customers over long periods of time  Product portfolio characteristics  Micro Focus approach  Broad based – covering all industrial sectorsSignificant numbers of customersSignificant maintenance streamsRelatively high switching costsSignificant market positions  ‘Fund of funds’ approach to product portfolio  Investment and focus driven by four-box model  Objective: modest growth over medium-term, high levels of profitability, strong cash flow  Delivered through: efficient and focused investment across portfolio  Four box model  New Models(products that are relatively new and unproven in the market but expected to be growth drivers)  1  Optimise(Products with declining sales over a period of time, and the strategy is to move back to core OR manage decline and optimize returns in the long run)  3  Growth Drivers(Products that have shown consistent potential for sales growth)  2  Core(Products that have maintained ‘flat sales’ over time with limited growth, but are central to the company’s revenues)  4  7

Management team with a track record of delivering on transformational transactions

Micro Focus

Name	Role	Prior experience
 Kevin Loosemore	Executive Chairman (11 years)	• Appointed non-executive Chairman of the Company in 2005 • Executive Chairman in April 2011 • Previously non-executive Chairman of Morse plc • Previously, Kevin has acted as Chief Operating Officer of Cable & Wireless plc, President of Motorola EMEA. Prior to this he was Chief Executive of IBM UK Limited
 Mike Phillips	CFO (6 years)	• Joined Micro Focus in September 2010 • Chief Executive Officer at Morse plc, following his initial role as Group Finance Director • Left Morse plc in July 2010 following the turnaround and successful corporate sale to 2e2 in June 2010
 Stephen Murdoch	CEO (joined 2012)	• Has held senior executive positions in general management, sales, and strategy with IBM and Dell • Most recently, he was the General Manager of EMEA for Dell's Public Sector and Large Commercial Enterprise business unit
 Nils Brauckmann	CEO, SUSE (5 years)	• Previously served in cross-functional and international management positions at WRQ (acquired by TAG in 2004), Novell and Siemens Nixdorf, where he started his technology career

Source: Company website, BoardEx

8

MICRO FOCUS

Non-executive Directors



Karen Slatford
Senior Non Executive Director
HP 20 years – VP & GM WW Sales & Mktg, Independent Director on multiple tech Boards



Tom Virden
Non Executive Director
Marketing in Apple and Lastminute.com, has led multiple start ups



Richard Atkins
Non Executive Director
IBM Global Services EMEA, Operating Partner at Advent Private equity



Steve Shuckenbrock
Non Executive Director
Joint COO at EDS; CIO at Dell, Currently CEO of CROSSMARK



Amanda Brown
Non Executive Director
HR Mars, Marriott and PepsiCo, Currently HR Director at Hiscox

- Senior Independent Director has **formal responsibilities** detailed in Annual Report including, among others
  - Succession planning
  - **Annual review of Board effectiveness**
- **Unlimited access** for shareholders to non-executive directors
- **Key committees** are all composed 100% of Non executive directors:
  - Audit / FIC / Risk Committee
  - Remuneration Committee
  - Nomination Committee
- All directors stand for **re-election on annual basis**

9

MICRO FOCUS

   Product Portfolio    Identity, Access and Security Solutions  16%    Host Connectivity Solutions  14%    Linux and Open Source  18%  Development and IT OperationsManagementTools  13%    Collaborationand NetworkingSolutions  11%    COBOL Development and MainframeSolutions  18%    Development and IT OperationsManagementTools  23%  10  COBOL  Enterprise  Identity Manager  Sentinel  Rumba  MSS  Reflection  Silk  AccuRev  PlateSpin  OES  GroupWise  CORBA

        North America  International(EMEA, LATAM)  APJ   Corporate Operations   Finance  IT  HR  Product Development   Legal  Business Operations & PMO  Field Marketing  Product Management   Go To Market  Product Development  NA, EMEA & APJ(LATAM from MF shared team)  Product Management  Field Marketing  Services, Customer Care, Renewals, Shared Marketing Services, Sales Operations    Channel, Systems Integrators & OEM   Channel, Systems Integrators & Independent Software Vendors   Product Group  Operating Model & Structure: One company with two product portfolios  Go To Market  Product Group  11

 40 Years; 20,000 Customers  12

    Value Creation

On a dollar basis, Micro Focus' share price has shown consistent growth…

Micro Focus share price progression (denominated in $, rebased to 100)

Micro Focus share price performance since April 2011


450
400
350
300
250
200
150
100
50
Apr-11
Dec-11
Aug-12
Apr-13
Dec-13
Aug-14
Apr-15
Dec-15
Aug-16
+306%

Micro Focus 2M share price performance


115
110
105
100
95
90
85
80
75
Jun-16
Jul-16
Aug-16
+10%

Source: FactSet as at 09 August 2016, broker research
Note: Micro Focus share price converted to dollar equivalent at daily prevailing spot rate
Micro Focus EV/EBITDA multiples adjusted for acquisitions of Serena and TAG

14

MICRO FOCUS

 Shareholder Value Creation  Cents per share  15

Acquisitions to Strengthen our Customer Proposition



AcuCorp
Acu COBOL
NetManage
Connectivity
Relativity Technologies
Application portfolio Management
Borland
Application Lifecycle Management & Testing
AccuRev
Agile Software Delivery
Novell, NetIQ, Attachmate, SUSE
Identity, Access, Security
Host Connectivity
Collaboration
Performance Monitoring
Workload Management
Cloud Management
Enterprise Linux
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Liant
COBOL and PL/I development
CompuWare
Application Testing
Orbix
CORBA
PrismTech
CORBA
SoforTe
Mainframe Solutions
Authasas
Advanced Authentication
Serena
ALM & DevOps

16

 10_84  Note: Does not include acquisitions smaller than $10M: Authasas (’15), Openfusion (’13), Soforte (’13), Relativity (’09) and Liant (’08).*Values for Borland, NetManage, Acucorp and Accurev are operating profit, not EBITDA. **Orbix acquisition value includes other assets acquired from Progress Software.Source: Micro Focus and other companies annual reports, Internal Micro Focus data; Bain Analysis.  Acquisition  Portfolio groups / main products  Year  Acquisition value ($M)  EBITDA ($M)  1  2  4     Micro Focus made eight major acquisitions in last 10 years  17  Serena  Dev & ITOM: Mainframe and distributed ALM and BPM  2016  540  80  Attachmate (TAG)  Collab. & Networking (Novell), Host Connectivity (Attachmate), IAS (NetIQ) and SUSE  2014  2,350  313  Accurev  Dev & ITOM: Accurev  2013  19  (2)*  Orbix assets from Progress SW  Collab. & Networking: CORBA  2012  15**  8  Borland  Dev & ITOM: Borland / Silk Suite  2009  87  (11)*  Compuware  Dev & ITOM: Application Testing and Automated Software Quality  2009  63  19  NetManage  Host Connectivity: RUMBA  2008  46  (2)*  Acucorp  CDMS: AcuCobol  2007  40  4*  3  5  6  7  8

 Net operational improvement accounts for ~36% of Micro Focus’ EBITDA growth over last 10 years  18  Micro Focus’ EBITDA evolution ($mm)  Note: Does not include acquisitions smaller than $10M: Authasas (’15), Openfusion (’13), Soforte (’13), Relativity (’09) and Liant (’08).Values for Borland, NetManage, Acucorp and Accurev are operating profit, not EBITDA.Source: Micro Focus and other companies annual reports, Bain Analysis.  ~34% of ~$490M total EBITDA growth driven by real net operational improvement  Serena acquisition closed end of FY16  1  2  4  3  5  6  7  8

 Micro Focus Financial Performance vs Street Consensus  Source: Bloomberg as of 12-Aug-20161Underlying Adjusted EBITDA.  Kevin Loosemore became Executive Chairman of Micro Focus in 2011Mike Phillips joined Micro Focus as CFO in September 2010Stephen Murdoch joined Micro Focus in 2012 as CMO and became CEO in 2016Nils Brauckmann has been leading SUSE since 2011  19

 20  Financial Performance vs Management Guidance  Source: Company filings, Wall street research and Bloomberg as of 12 August 2016  Micro Focus  FTSE 250

 UK Market Dominated by Global Blue-chip Investor Base, many of which are Long-term Shareholders of Micro Focus  Source: Company register, J.P. Morgan Cazenove shareholder analysis, Junction RDS as at July 2016Note: Average buy in price calculation based on register data since 2008, converted at USD / GBP spot rate of 1.2992  Top 25 Register overlap between largest blue-chip shareholders in the UK and Micro Focus register  21  Micro Focus shareholder register as at July 2016  Top investors in the FTSE index    c.25% of Micro Focus register comprised of US blue-chip investors

 “Strong numbers, great FCF conversion”“They should stick to their proven strategy of buying sticky, ex growth businesses with good synergy potential”“Thinks the management team are very good. Cash flows are reassuring and really like the way they manage balance sheet”“Hard to fault the execution and they are always all over the detail and the numbers”“Management are refreshingly honest”“We remain very confident on the management. It is in fact one of the key positives in the equity story”Feedback sourced by third party and non attributable  22  Prelims Roadshow – Investor Feedback

 HPE Software Combination Offers Micro Focus a Unique Opportunity to Create an Industry Leader that Can Consolidate at a Much Larger Scale  23  Sources: Capital IQ and HPE Software management financials. LTM as of 31-Jul-2016  Potential targets to consolidate and create scale in maturing market  23  #6      #23  Potential leaders/targets of mid-size consolidation to create scale to compete with the largest software companies      Nuance Communications

   Strategic Rationale for Combination

Combination Rationale

Extend Market Presence	• Adds additional breadth and scale to Micro Focus' existing portfolio of sticky products in core areas, with strong cash flows • Increased exposure to fast growing segments through HPE Software's security and big data products
Increased Operational Efficiency	• Integration of functions and rationalisation provide scope for cost savings • Leverage Micro Focus' management's experience from previous transactions and in-house cost rationalization exercises

Deliver Effective Product Management and Improve Sales Productivity	• Appropriate categorisation of products within the four box model to identify spending priorities
	  • Effective, targeted spending to grow revenues in areas with market potential
	  • Extend the life and productivity of products in areas of systematic decline or with limited potential for top line growth

Focus on EBITDA and FCF growth

Focus on Total Shareholder Returns

Maintain a stable platform to deliver results

25

MICRO FOCUS

Combined Business Overview



Micro Focus
HPE Software
Pro forma
Geography
EMEA 35%
Americas 56%
APAC 9%
EMEA 12%
APAC and Japan 33%
Americas 55%
EMEA 26%
Americas 55%
APAC and Japan 19%
Type
Consultancy 4%
Licence 24%
Maintenance 52%
Subscription 20%
72% recurring
Consulting 13%
Maintenance 52%
Licence 26%
Subscription 9%
61% recurring
Consultancy 10%
Licence 25%
Maintenance 52%
Subscription 13%
64% recurring
Business
Dev. and ITOM 23%
CDMS 18%
C&N 11%
SUSE 18%
Host con. 14%
IAS 16%
Big Data 5%
IM&G 16%
IT Management 61%
ESP 18%
Big Data 3%
Host Con. 4%
C&N 4%
IAS 5%
SUSE 6%
CDMS 6%
IT Management 49%
IM&G 11%
ESP 12%

Source: Management presentations; Note: Pro forma financials based on combined values for company's respective financial years

Note: Pro forma for Serena

26

MICRO FOCUS

 Integration Planning

Integration Approach:

- Minimise Day 1 changes – ensure changes are well planned – key integration planning over the first 90 days*
- Multiple joint workstreams to plan and, post completion, manage changes and deliver to integration objectives:
  - Identify, leverage and embed best practice
  - Decide where teams fit, and the shape of the organisation
  - Identify and validate synergy opportunities
  - Decide system changes and timelines
  - Implement system and process cutovers
  - Transition people related changes, including benefits
- Minimise Go To Market disruption – sales plans and targets remain through October 2017

*Accelerate if pre-close integration planning possible


MICRO FOCUS

28

MICRO FOCUS

Benefits to Customers, Employees & Investors

Customers

- Get greater return from their prior investments
- Access to wider and deeper pool of leading products and skills
- Benefits from greater geographic coverage
- Service from a dedicated provider of infrastructure software products
- Best practice advantages from extensive customer footprint across all geographies, all customer sizes and every vertical sector

Employees

- Scale and dedicated focus on software
- Improved clarity of strategy and vision for current HPE employees
- Vindication of strategy for 4,000 Micro Focus employees
- Expanded career opportunities for all
- Increased scale for employee welfare, development and training

Investors

- Leader in a consolidating market
- Merger 100% consistent with stated strategy
- Opportunity for significant returns and yield
- Scaling of proven strategy and business model

29

MICRO FOCUS

A phased approach to delivery and setting market expectations

FY17 | FY18 | FY19 | FY20

Phase I: Assessment

Actions

- Deliver plans for FY17
- Detailed review of combined businesses
- Invigorate Product Management

Phase II: Integration

Actions

- Standardise systems
- Rationalise Properties
- Rationalise Legal entities
- New Go to Market (GTM) model
- Maintain/improve cash conversion
- Rationalise underperforming elements
- New market initiatives

Phase III: Stabilisation

Actions

- Stabilise top line
- Improve GTM productivity
- Growth from new areas
- Improved profitability
- Standardise systems

Phase IV: Growth

Actions

- Top line growth
- Click and repeat!

30

MICRO FOCUS

Summary

- An opportunity to deliver exceptional value to HPE and Micro Focus shareholders
- Utilise proven tax efficient structure
- Enable shareholders to participate in significant upside versus all cash alternative
- Experienced management team and proven model reduces risk
- Create lead position in a consolidating market place with competitive advantage
- Strategic Relationship with SUSE to capitalise on Open Source

31

Disclaimer  NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This presentation does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document. ADDITIONAL INFORMATION AND WHERE TO FIND ITThis presentation has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This presentation relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by HPE Software Spinco, Inc. ("HPE Software"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction"). The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and HPE Software will file a registration statement with the SEC. The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This presentation is not a substitute for the registration statements or other document(s) that the Company and/or HPE Software may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations or HPE’s investor relations. For the purposes of this notice, "presentation" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed during the presentation meeting or while access to the presentation has been made available to you. This presentation has not been approved by the UK Financial Conduct Authority ("FCA") or any other regulator. This presentation is for information purposes only. The material and information herein is not to be shared with any other parties. Neither this presentation, nor any part of it nor the fact of its availability or distribution is investment or financial product advice and nor is it intended to be used as the basis for making an investment decision. Neither the Company nor J.P. Morgan Limited ("J.P. Morgan Cazenove") nor Numis Securities Limited ("Numis") makes any representation to any recipient regarding an investment in the securities referred to in this presentation. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person. You should seek your own legal, investment and tax advice as you see fit and you should not act upon any information contained in this presentation without first consulting a financial or other professional adviser. This presentation must not be recorded, copied, reproduced, published, distributed, disclosed, stored in a retrieval system, transmitted or passed on, directly or indirectly, in whole or in part, or disclosed by any recipient, to any other person (whether within or outside such person’s organisation or firm) at any time without the written consent of the Company. The availability and distribution of this presentation in certain jurisdictions may be restricted by law. No action has been taken by the Company, J.P. Morgan Cazenove or Numis that would permit access to or possession or distribution of this presentation or any other offering or publicity material relating to the Company in any jurisdiction where action for that purpose is required. Persons into whose possession this presentation comes or who have accessed this presentation are required by the Company, J.P. Morgan Cazenove and Numis to inform themselves about, and to observe, such restrictions.   33

 Disclaimer (Cont’d)  Neither this presentation nor the information contained herein constitutes or forms part of an offer to sell or the solicitation of an offer to buy securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities of the Company have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold or transferred, directly or indirectly, in or into the United States absent registration or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the securities laws of any state or other jurisdiction of the United States. There will be no public offer of any securities in the United States or any other jurisdiction.J.P. Morgan Cazenove, which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser and sponsor to the Company and no-one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition and/or any other matter referred to in this presentation. Apart from the responsibilities and liabilities, if any, which may be imposed on J.P. Morgan Cazenove by FSMA (as defined below), or the regulatory regime established thereunder, J.P. 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Morgan Cazenove accordingly disclaims all and any liability whatsoever, whether arising out of tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this presentation or any such statement.Numis, which is authorised and regulated in the United Kingdom by the FCA, is acting as corporate broker and financial adviser to the Company and no-one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Acquisition and/or any other matter referred to in this presentation. Apart from the responsibilities and liabilities, if any, which may be imposed on Numis by FSMA (as defined below), or the regulatory regime established thereunder, Numis accepts no responsibility or liability whatsoever and makes no representation or warranty, express or implied, in relation to the contents of this presentation, including its accuracy, completeness or for any other statement made or purported to be made by it or on behalf of it, the Company, its directors or any other person in connection with the Company, the Acquisition or any other matter in this presentation and nothing in this presentation shall be relied upon as a promise or representation in this respect, whether as to the past or the future. Numis accordingly disclaims all and any liability whatsoever, whether arising out of tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this presentation or any such statement.Information set forth in this announcement (including information incorporated by reference in this announcement), oral statements made regarding the Transaction, and other information published by Micro Focus or HPE may contain certain statements about the Company, HPE and HPE Software that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this presentation may include statements about the expected effects on the Company, HPE and HPE Software of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and HPE Software’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or HPE Software (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. As such, forward-looking statements should be construed in light of such factors. Neither Micro Focus nor HPE, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Micro Focus, HPE or HPE Software will be as expressed or implied in such forward-looking statements. Forward-looking statements contained in this presentation based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or HPE Software; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, HPE Software and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, HPE Software and the resulting combined company; the ability to successfully combine the business of the Company and HPE Software and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, HPE Software or the combined company; the risk that disruptions from the Transaction will impact the Company’s or HPE Software’s business; and the Company’s, HPE Software’s or HPE’s plans, objectives, expectations and intentions generally. Additional factors can be found under “Risk Factors” in HPE’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and subsequent Quarterly Reports on Form 10-Q. For a discussion of important factors which could cause actual results to differ from forward looking statements relating to Micro Focus, refer to Micro Focus's Annual Report and Accounts 2016. Forward-looking statements included herein are made as of the date hereof, and none of the Company, HPE Software or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.   34

 Disclaimer (Cont’d)  Subject to any requirement under applicable law, Micro Focus undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except as otherwise explicitly stated, neither the content of the Micro Focus website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.The information contained within this presentation has not been independently verified by J.P. Morgan Cazenove or Numis. No reliance may be placed, for any purpose whatsoever, on the information or opinions contained in this presentation nor on its completeness, accuracy or fairness and no representation or warranty, express or implied, is given by or on behalf of the Company, J.P. 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The Company obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. However, this information may prove to be inaccurate because of the method by which the Company obtained some of the data for their estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. 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